UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 10, 2005



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 10, 2005 - Holding(s) in Company





SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                   ACCOUNT DESIGNATION          NO. OF SHARES

BANK OF IRELAND                                                         62,871
BARCLAYS TRUST CO R69                                                    9,983
BNP PARIBAS                                                            145,134
CHASE NOMINEES LTD                               16376                 254,809
CHASE NOMINEES LTD                               20947               2,851,534
CIBC MELLON GLOBAL SECURITIES                                           85,496
INVESTORS BANK AND TRUST CO                                              5,277
INVESTORS BANK AND TRUST CO                                              1,986
INVESTORS BANK AND TRUST CO                                            102,309
INVESTORS BANK AND TRUST CO                                            461,327
INVESTORS BANK AND TRUST CO                                            730,413
INVESTORS BANK AND TRUST CO                                            567,059
INVESTORS BANK AND TRUST CO                                          1,434,073
INVESTORS BANK AND TRUST CO                                          4,206,395
INVESTORS BANK AND TRUST CO                                          2,220,268
INVESTORS BANK AND TRUST CO                                             38,188
INVESTORS BANK AND TRUST CO                                             96,390
INVESTORS BANK AND TRUST CO                                            898,652
INVESTORS BANK AND TRUST CO                                             88,350
INVESTORS BANK AND TRUST CO                                             12,502
INVESTORS BANK AND TRUST CO                                              5,920
JP MORGAN (BGI CUSTODY)                          16331                 142,026
JP MORGAN (BGI CUSTODY)                          16338                  27,548
JP MORGAN (BGI CUSTODY)                          16341                  12,535
JP MORGAN (BGI CUSTODY)                          16341                 257,836
JP MORGAN (BGI CUSTODY)                          16342                  56,272
JP MORGAN (BGI CUSTODY)                          16344                   5,575
JP MORGAN (BGI CUSTODY)                          16345                  11,869
JP MORGAN (BGI CUSTODY)                          16400               4,945,685
JP MORGAN (BGI CUSTODY)                          18408                  21,119
JP MORGAN CHASE BANK                                                    13,651
JP MORGAN CHASE BANK                                                     4,898
JP MORGAN CHASE BANK                                                    28,783
JP MORGAN CHASE BANK                                                       294
JP MORGAN CHASE BANK                                                   440,123
JP MORGAN CHASE BANK                                                    75,193
JP MORGAN CHASE BANK                                                     9,630
JP MORGAN CHASE BANK                                                     4,349
JP MORGAN CHASE BANK                                                   238,670
JP MORGAN CHASE BANK                                                    98,932
JP MORGAN CHASE BANK                                                    61,107
JP MORGAN CHASE BANK                                                    58,919
JP MORGAN CHASE BANK                                                     3,105
JP MORGAN CHASE BANK                                                    47,723
JP MORGAN CHASE BANK                                                    20,000
MELLON TRUST - BOSTON & SF                                              61,127
MELLON TRUST - BOSTON & SF                                             217,729
MELLON TRUST OF NEW ENGLAND                                            270,085
MITSUBISHI TRUST INTERNATIONAL                                           2,662
NORTHERN TRUST BANK-BGI SEPA                                           346,653
NORTHERN TRUST BANK-BGI SEPA                                            71,049
NORTHERN TRUST BANK-BGI SEPA                                           293,192
R C GREIG NOMINEES LTD A/C                     BL1                      10,285
R C GREIG NOMINEES LTD A/C                     CM1                       4,100
R C GREIG NOMINEES LTD A/C                     GP1                      13,210
R C GREIG NOMINEES LTD A/C                     SA1                       8,315
STATE STREET                                                             7,234
STATE STREET BOSTON                                                    310,358
STATE STREET BOSTON                                                     38,320
WELLS FARGO SEATTLE - WIRE BAN                                           7,637
                                                                  ------------
TOTAL                                                               22,526,734
                                                                  ------------

5. Number of shares / amount of stock acquired

4,814,115

6. Percentage of issued class

1.098%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 25P

10. Date of transaction

4 MAY 2005

11. Date company informed

10 MAY 2005

12. Total holding following this notification

22,526,734

13. Total percentage holding of issued class following this notification

5.14%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

10 MAY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: May 10, 2005                            By:__/s/ Anthony Habgood__

                                              Title:   Chairman